Exhibit 99.7

VANC Pharmaceuticals Inc.

Management’s Discussion & Analysis

For the Three Month Period Ended

September 30, 2015

1.01

October 13, 2015

This Management Discussion and Analysis (“MD&A”) is dated October 13, 2015 and should be read in conjunction with the condensed interim consolidated financial statements of VANC Pharmaceuticals Inc. (“VANC” or the “Company”) for the three period ended September 30, 2015 and the annual audited financial statements for the year ended June 30, 2015.  All financial information is expressed in Canadian dollars and is prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”).

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company was able to commence commercialization in the year-ended June 30, 2015 with initial sales orders in British Columbia.  In Q1 2016 the Company expanded its product line within British Columbia and continued towards cross Canada distribution.  The Company expects to have initial sales orders in Ontario, Quebec and other provinces by Q2 2016 with additional sales force and presence to follow.

The application of the going concern assumption is dependent on management’s ability to continue to execute its business plan and to develop profitable operations. The Company does not foresee any additional equity financing requirements as sufficient funds were raised in the Quarter to fund the current business operations.

1.02

OVERALL PERFORMANCE

During the period ended September 30, 2015, the Company expanded its product line approved on the BC formulary from 1 molecule as at June 30, 2015 to 14.  The Company will continue to expand its product line in BC and expects additional product shipments in Q2 2016.  The Company has also made significant progress and expects provincial approvals for all other Formularies in Q2 2016.  Additional sales force and expansion of sales and marketing efforts in these provinces will follow.

The Company is nearing commercialization of its OTC products which is expected in Q2 2016.  As at September 30, 2015, initial orders are in the manufacturing process.  Additional information will be provided in early Q2 2016.

The Company is also looking to expand its product line with applications to Health Canada expected to be submitted in Q2 2016.

Sales

There has been a significant improvement of sales during the three month period ended September 30, 2015 which were $111,658 compared to the three month period ended June 30, 2015 which were $5,713.  (September 30, 2014 - $nil).

Manufacturing

The Company has manufacturing agreements with three large pharmaceutical companies for multiple products in the prescription generic drug lines. The suppliers will manufacture and VANC will market and sell these new product lines under its own label.

The Company has finalized manufacturing agreements for its 4 OTC products to manufacture, package and deliver the products to the Company.  The Company anticipates initial orders ready for sale in Q2 2016.

Notice of Compliance (NOC)

The Company has received Notice of Compliance (NOC) from Health Canada for 38 generic molecules. These 38 molecules will comprise of 87 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy.  The Notice of Compliance from Health Canada provides the authorization for VANC to market and sell the generic molecules in Canada.

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1.02

OVERALL PERFORMANCE (CONTINUED)

	Molecule Name	Presentations	Brand Reference
1	VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
2	VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
3	VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
4	VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
5	VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
6	VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
7	VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
8	VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
9	VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
10	VAN-Omeperazole	20 MG DR Tab	Losec™
11	VAN-Finasteride	5 MG Tab	Proscar™
12	VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
13	VAN-Bicalutamide	50 MG Tab	Casodex™
14	VAN-Letrozole	2.5 MG Tab	Femara™
15	VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
16	VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
17	VAN-Anastrozole	1 MG Tab	Arimidex™
18	VAN-Pantoprazole	40 MG Tab	Pantoloc™
19	VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
20	VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
21	VAN-Montelukast	4 MG and 5 MG Chew Tabs	Singulair™
22	VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™
23	VAN-Fluoxetine	5 MG and 20 MG Tab	Prozac™
24	VAN-Mycophenolate	250 MG Tab	CellCept™
25	VAN-Mycophenolate	500 MG Cap	CellCept™
26	VAN- Quetiapine	25 MG, 100 MG, 200 MG, 300 MG Tab	Seroquel™
27	VAN- Telmisartan-HCTZ	80+12.5 MG, 80 +25 MG Tab	Micardis Plus™
28	VAN- Telmisartan	40 MG, 80 MG Tab	Micardis™
29	VAN- Pioglitazone	15 MG, 30 MG, 45 MG Tab	Actos™
30	VAN-Montelukast	10 MG Tab	Singulair™
31	VAN-Citalopram	10 MG, 20 MG, 40 MG Tab	CelexaTM
32	VAN-Zolmitriptan	2.5 MG Tab	ZomigTM
33	VAN-Zolmitriptan-ODT	2.5 MG Tab	Zomig RaplmeltTM
34	VAN-Ramipril	1.25 MG, 2.5 MG, 5 MG, 10 MG and 15 MG Cap	AltaceTM
35	VAN-Olanzapine ODT	5 MG, 10 MG, 15 MG and 20 MG Tab	Zyprexa ZydisTM
36	VAN-Topiramate	25 MG, 100 MG, 200 MG Tab	TopamaxTM
37	VAN-Metformin	500 MG, 850 MG Tab	GluocophageTM
38	VAN-Valacyclovir*	500 MG Tab	ValtrexTM

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1.02

OVERALL PERFORMANCE (CONTINUED)

Risk Factors

Limited Operating History

There is no assurance that VANC will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue VANC business development and marketing activities. If VANC does not have sufficient capital to fund its operations, the Company may be required to reduce sales and marketing efforts or forego certain business opportunities.

Development of Technological Capabilities

The market for VANC’s products is characterized by changing technology and continuing process development. The future success of VANC’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that VANC’s operations provide the products and services currently required by our customers, there can be no assurance that VANC’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render VANC’s products or services uncompetitive. If VANC needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

1.03

  SELECTED ANNUAL FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2015	June 30, 2014	June 30, 2013
	$	$	$
Revenue	5,713	Nil	Nil
Comprehensive Income/(Loss)	(2,200,648)	(733,946)	283,432
Basic and Diluted Loss Per Share	(0.05)	(0.03)	0.02 and 0.01
Total Assets	3,540,585	820,418	800,991
Accounts Payable and Accrued Liabilities	187,124	124,343	215,785
Short Term Loans	Nil	Nil	35,907
Promissory Notes	Nil	32,978	112,611

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1.03

  SELECTED ANNUAL FINANCIAL INFORMATION (CONTINUED)

Revenue	June 30, 2015	June 30, 2014	June 30, 2013

Net Profit from Sales	3,222	Nil	Nil
Expenses

Advertising and Promotion	9,858	501	-
Amortization	13,900	948	-
Filling Fees and Transfer Agent	53,714	39,567	32,393
Foreign Exchange	1,337	759	-
Interest and Bank Charges	1,061	2,631	1,140
Investor Relations	54,334	32,500	-
Legal and Audit	37,806	48,862	22,547
Management and Consulting Fees	362,727	254,337	65,778
Office and Miscellaneous	51,357	28,244	9,519
Product Registration and Development	56,143	5,156	10,162
Rent	48,982	18,530	38,667
Research	-	29,573	-
Stock-Based Compensation	915,211	291,355	-
Travel	30,441	16,109	800
Wages and Benefits	54,665	-	-
Insurance	18,366	5,561	-
Seminars	23,084	-	-
Total Expenses	1,732,986	774,633	193,095

Net Loss before Other Items	(1,729,764)	(774,633)	(193,095)

Other Items
Finance Expense	-	-	(590)
Interest Income	126
Other Income	4,990	-	2,110
Impairment of Intellectual Property	(476,000)
Net Gain on Liabilities Settled	-	40,687	475,007
	(470,884)	40,687	476,527

Comprehensive Income/(Loss) for the Year	(2,200,648)	(733,946)	283,432

The year ending June 30, 2015 saw an increase in expenses, especially with regards to: management/professional fees, travel, stock based compensation and wages.  The management/professional fee increase is due to the company hiring a full time CFO and increasing CEO compensation to an annual wage of $200,000.  The increase in travel is due to management meetings with potential customers and suppliers domestically and internationally. The increase in wages is due to the company hiring 2 full-time Regulatory Analysts who assist in all Health Canada product filings and other regulatory issues within the OTC and Generic product lines.

Stock based compensation is a non-cash item that represents the fair value of option grants.

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1.04        SUMMARY OF QUARTERLY RESULTS

The Company has been using the IFRS reporting standards since July 1, 2011.

Period Ended	Sept/15	June/15	Mar/15	Dec/14	Sept/14	June/14	Mar/14	Dec/13
	$	$	$	$	$	$	$	$
Revenue	111,658	5,713	Nil	Nil	Nil	Nil	Nil	Nil
Net Income/Loss	(548,661)	(1,168,207)	(461,098)	(411,659)	(157,608)	(236,640)	(234,488)	(111,126)
Loss/Share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)
Total Assets	3,281,742	3,540,585	3,515,365	1,479,565	614,264	820,418	888,043	826,174

The Company has seen significant improvement in its Total Assets over the last 8 quarters which is primarily made up of cash and inventory balances.  As expected, the Company experienced a net loss from operations which is analyzed below:

	Three Months Ended
	Sept 30, 2015	Sept 30, 2014
	$	$
Revenue
Net profit from sales	60,125	-

Expenses
Advertising	8,537	-
Distribution	2,925	-
Filling fees and transfer agent	6,166	1,040
Investor relations	17,647	15,000
Insurance	12,500	5,322
Legal and audit	3,598	1,446
Management & Consulting fees	88,864	71,832
Office and miscellaneous	19,966	2,175
Payroll	70,274	-
Product registration & development	931	9,762
Research	-	13,500
Rent	13,137	9,900
Stock based compensation	352,084	21,800
Travel	17,178	4,858
Amortization	3,841	973
Total Expenses	617,648	157,608

Net Loss before Other Items	(557,523)	(157,608)

Other Items
Income	8,862	-
Net gain on liabilities settled	-	-
Write-off of intangible asset	-	-

Comprehensive Loss for the Period	(548,661)	(157,608)

Basis Earnings/(Loss) Per Share	(0.01)	(0.01)
Diluted Earnings/(Loss) Per Share	(0.01)	(0.01)
Weighted Average of Shares Outstanding	55,370,791	34,815,020

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1.05         RESULTS OF OPERATIONS

For the Three Month Period Ended September 30, 2015

Consulting & Management

Consulting and management fees for the three month period ended September 30, 2015 were $88,864 compared to $71,832 for the three month period ended September 30, 2014. This small increase is a result of the addition of a fulltime CFO.

Filing and Transfer Agent Fees

Fees amounted to $6,166 for the three month period ended September 30, 2015 compared to $1,040 for the same period ended September 30, 2014.  The difference was a result of an increase in press release filing fees.  The Company also had a significant amount of share capital transactions in the quarter which resulted in additional TSX Venture fees.

Legal and Accounting Fees

Legal and accounting fees were $3,598 for the three month period ended September 30, 2015 compared to $1,446 for the same period ended September 30, 2014.  This increase is immaterial and is a result of various consultations.

Product Registration and Development Costs

Total costs incurred in this category for the three month period ended September 30, 2015 were $931, compared to $9,762 for the period ended September 30, 2014. Costs incurred in this category consist primarily of fees paid to maintain the Company’s trademarks as well as the costs incurred to file products with Health Canada.  The decrease is a result of most products being filed last fiscal.

Stock Based Compensation

Stock based Compensation expenses were $352,084 for the three month period ended September 30, 2015, compared to $21,800 for the period ended September 30, 2014.  This increase is as expected due to the increase in options granted and options vesting.

Comprehensive Loss from Operations

The Comprehensive loss from operations was $548,661 for the three month period ended September 30, 2015 compared to a loss of $157,608 during the same three month period ended September 30, 2014.  This increase is as expected due to significant increase in stock based compensation expense, increase in rent due to new office space and additional filing and transfer agent fees.

1.06         LIQUIDITY

As at September 30, 2015, the Company had working capital of $2,964,983 ($156,185 – June 30, 2015).

	Sept 30, 2015	June 30, 2015
	$	$
Current Assets	3,232,909	3,492,727
Current Liabilities	(14,997)	(187,124)
Working Capital	3,217,912	3,305,603

Management has raised sufficient cash from warrant and option exercises to fund the current business operations.  Management does not anticipate any additional financings or capital requirements to fund the current operations.

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1.07

     CAPITAL RESOURCES

During the three month period ended September 30, 2015, no options or warrants expired or were canceled.  During the year ended June 30, 2015 no options or warrants expired or were canceled.

During the three month period ended September 30, 2015, a total of 439,443 warrants were exercised resulting in total cash flow to the Company of $109,861.

During the year ended June 30, 2015, the Company completed the following private placement:

On December 10, 2014 the Company closed a non-brokered private placement of 7,607,332 units at a price of $0.15 per unit for gross proceeds of $1,141,100.

Each Unit consists of one (1) common share and one half (1/2) transferrable share purchase warrant. Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share on or before December 10, 2015 at a price of $0.25 per Common Share.

In accordance with the policies of the TSX Venture Exchange, Finder’s fees of $91,287 cash were paid in addition to the issuance of 608,586 warrants.

Securities are subject to a 4 month hold period that expires on April 11, 2015. Proceeds from the Offering will be used by the Company for commercialization of the generic and OTC products and for general ongoing corporate and working capital purposes.

The fair value of the warrants issued as a part of the placement unit and as finders fees to agents were estimated using the Black-Scholes option pricing model and totalled $489,739.

During the year ended June 30, 2014, the Company completed the following private placements:

i)

April 08, 2014 the Company closed a non-brokered Private Placement of up to 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $175,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than

$0.10 above the exercise price for ten (10) consecutive days.

ii)

April 08, 2014 the Company closed a non-brokered Private Placement of up to 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $200,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

Finder’s fees of $12,000 were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of 2 years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30.

Proceeds from the Offering will be used by VANC for general ongoing corporate and working capital purposes.

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1.07

     CAPITAL RESOURCES (CONTINUED)

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit is exchangeable for one common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision if the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013.  Legal fees of $850 and fin

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $560,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

On January 12, 2011, the Company completed a private placement of 200,000 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $2.00 per share until January 12, 2013 with a forced exercise provision attached to each warrant. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

Options

As at September 30, 2015 the Company has 1,660,000 stock options granted and outstanding to employees and consultants of the Company and 3,280,000 stock options granted and outstanding to Officers and Directors of the Company.

Additional Financing

Per management estimates, the Company has adequate cash flows to fulfill its current business objectives. Additional financing is not required at this time.

Management also expects to fund future growth organically through cash flows generated by current operations. However as there is no guaranteed assurance that the current business plan will be profitable, management is maintaining flexibility with any future equity or debt financing requirements.

1.08

COMMITMENTS AND AGREEMENTS

1.

The Company has a consulting agreement with the CEO for a monthly expense of $16,667.  The Company also has a consulting agreement with the CFO for a monthly expense of $8,333.

2.

On May 01, 2014 the Company signed an Investor Relations and Communications Agreement with Pure Advertising and Marketing for $7,500 per month.

3.

The Company has a lease agreement for its current office space for $3,835 per month.

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1.09

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, being the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	September 30,	June 30,
	2015	2015

Expenditures
Management and consulting fees	$ 88,864	$ 149,667
Share-based payments	$ 229,336	$ 297,073
Rent	$ -	$ 4,500

Management and consulting fees includes payments to officers and directors of the Company for services rendered, and include payments to the CEO, CFO and the corporate secretary.

Rent expenses consist of fees paid to the CEO.

All related party transactions were in the normal course of business operations.

1.11

SUBSEQUENT EVENTS

Subsequent to the three month period ending September 30, 2015, the Company was able to confirm product listings in 5 additional provinces with additional listings are expected in Q2 2016.

.

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1.12

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are presented in Note 3 of the audited consolidated financial statements for the year ended June 30, 2015.  The preparation of consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments an assumptions that affect amounts reported in the consolidated financial statements and accompanying notes to the consolidated financial statements.  The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The Future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross margin.

Management has determined that the net realizable value of inventories was greater than the cost and as such, there was no impact over the valuation of inventory.

ii)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment.  Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable.  If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely.  Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset.  Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

As at June 30, 2015, management has decided to discontinue efforts related to the Pedia Safe Polyvitamine Drops and FerroHeme Iron supplements for the foreseeable future as there has been significant changes in the competitive landscape for these products in Canada.  As a result, management concluded that its intellectual property was impaired and recognized the full value of the asset on the consolidated statements of comprehensive loss. Management will continue in its efforts to secure cheaper alternatives and may revisit commercialization in the near future.

iii)

Useful lives of depreciable assets:

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain equipment.

Management has determined that there were no significant fluctuations in the utilization over its depreciable assets.

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1.12

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

iv)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statement of loss and comprehensive loss and credited to the reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Sholes option pricing model. For equity-settled to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued.

During the period ended September 30, 2015 and year ended June 30, 2015 management measured and recorded the following fair values relating to options granted using the Black Sholes option pricing model:

	Sept 30,	June 30,
	2015	2015
	$	$
Options	352,084	915,211
Agent warrants	-	67,533

v)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined. There have been no contingent liabilities.

Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

 Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business

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1.12

CRITICAL ACCOUNTING ESTIMATES (CONTINUED)

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.  The Company is subject to assessments by tax authorities who may interpret the tax law differently.  Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assets.

Segment reporting

A reportable segment, as defined by IFRS 8 Operating Segments, is a distinguishable business or geographical component of the Company, which are subject to risks and rewards that are different from those of other segments. The Company considers its primary reporting format to be business segments. The Company considers that it has only one reportable segment, being its operations in Canada.

1.13       RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards recently adopted

The Company has applied the following standards in these condensed consolidated interim financial statements which were effective for the Company beginning July 1, 2014:

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The application of this standard did not have a significant impact on the Company’s unaudited condensed consolidated interim financial statements.

Future accounting policy changes issued but not yet in effect

Pronouncements that are not applicable or that do not have a significant impact to the Company have not been included in these consolidated financial statements.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21, however it does not expect the implementation of this standard to have a material impact on its consolidated financial statements.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2018. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which

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1.13       RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

is expected in calendar 2015.

1.14       FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short term loans and promissory notes. The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies

a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivables. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposure to any counterparty.  The Company views credit risk on cash deposits and accounts receivables as minimal.

b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2015, the Company’s financial liabilities were comprised of accounts payable of $14,997.

c)

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

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1.14       FINANCIAL INSTRUMENTS (CONTINUED)

i)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

ii)

  Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents.

The Company is not exposed to interest rate risk on its short term liabilities, and does not have any long-term liabilities as of September 30, 2015.

d) Determination of Fair Value

The fair values of financial assets and financial liabilities are determined as follows:

i)

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable and accrued liabilities, carrying amounts approximate fair value due to their short-term maturity;

ii)

The fair value of promissory notes payable approximate their carrying value as their effective interest rates approximate current market rates;

iii)

The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at September 30, 2015
	Level 1	Level 2	Level 3
	$	$	$
Financial Assets
Cash and cash equivalents	2,201,426	-	-

	Fair Value at June 30, 2015
	Level 1	Level 2	Level 3
	$	$	$
Financial Assets
Cash and cash equivalents	2,722,777	-	-

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets and liabilities have been included in Level 1 of the fair value hierarchy.

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1.14       FINANCIAL INSTRUMENTS (CONTINUED)

Level 2:

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company has no financial instruments at this level

Level 3:

Inputs for the asset or liability are not based on observable market data. Currently the Company has no financial instruments at this level.

1.15

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the year ended June 30, 2014 as allowed in NI 51-102, Section 5.3 (3).

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at report date:

Security in Number	September 30, 2015	Reporting Date
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	55,658,559	55,658,559

Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities

Stock Options

Warrants

Convertible Debentures

	4,880,000 7,077,849 -	4,880,000 7,077,849 -
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above Options and Warrants. Fully diluted	11,957,849 67,616,408	11,957,849 67,616,408

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1.15

OTHER MD&A REQUIRMENTS (CONTINUED)

(c)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decision-making regarding required disclosures. The Company’s CEO and CFO have concluded that information required to be disclosed in the Company’s consolidated financial statements and MD&A (the “filings”) have been disclosed and fairly presented in the filings and that processes are in place to provide them with sufficient knowledge to support such representation. However, a control system, no matter how well conceived, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(d)

Internal Control Over Financial Reporting

The management of VANC is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

1.15

OTHER MD&A REQUIRMENTS (cont’d)

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control –Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the CEO and CFO of the Company. Based on this evaluation, CEO and CFO concluded that the ICFR were effectively designed as at September 30, 2015.

ICFR cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to error, collusion, or improper override. Due to such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis. It is possible to design into the Company’s financial reporting process safeguards to reduce, though not eliminate, this risk.

Forward Looking Statements

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Officers and Directors Arun Nayyar, CEO Aman Parmar, CFO, Director Eugene Beukman, Secretary, Director Bob Rai, Director	Contact VANC Pharmaceuticals Inc. Suite 615 – 800 West Pender St Vancouver, BC V6C 2V6 Tel: 604-687-2038 Fax: 604-687-3141

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